EXHIBIT 99.2

                                    BUSINESS

         The business of the Company is substantially the same as of the date of the Company's published Form 10-K report for the year ended December 31, 1995 a copy of which is included in this Memorandum as an Exhibit, and reference therein should be made for a summary of the Company's business, except that certain changes and additions to the company's business have been made and such are summarized in this Section of the Offering Memorandum. Disclosure in the 10-K Exhibit to the contrary of that specifically stated herein should be considered for historical purposes only and not as continuing facts regarding the Company's business. Information supplied in this Section follows in sequence the disclosure in the referenced 10-K Exhibit foe ease of reference.

Overview
--------

         Affiliated Island Grocers d/b/a Island Frozen and Dairy ("IFD") has ceased functioning as an active subsidiary of the Company. The Company has terminated its Kosher Foods and Specialty Foods business as previously operated by IFD, has significantly curtailed its wholesaler operations in general, and is attempting to re-focus its business back to its traditional business as a Promotional Product distributor, together with its expansion into distribution, presently on an agency basis, of frozen squid and other particular seafood through agreements with the Company's established Chinese joint venture partner (see "Chinese Joint Venture " infra).

         Presently Krantor has resumed its basic grocery business, which has been reinforced and the Company believes strengthened by their 10 year exclusive U.S. distribution agreement with its Chineses trading partner. the agreement presently calls for the Company to distribute frozen squid, also known as calamari, exclusively in the United States. The agreement provides the Company with the opportunity to earn royalties on both squid and grocery sales distributed in the United States. It also allows the Company to utilize the purchasing power and financing capabilities of its trading partner to support the distribution of its products in the United States. In addition, the Chinese trading company is developing products to be marketed by the Company in the United States. Sale of calamari by the Company on behalf of its Chinese trading partner provides for high profit margins due to the Company's resultant direct buying presence in China. As part of the distribution agreement, the Company completed $3.3 million in equity financings designed to secure commitments for the purchase and sale of the frozen squid and grocery items, as well as replenish its capital base due to losses experienced in the kosher food business.

The Company plans on expanding its core grocery and frozen seafood market through its subsidiaries. The Company believes that by discontinuing IFD's operation it should enable it to support the capital requirements of its continuing operation through NEF and IWG. However, the Company believes it will need additional financing in the form of subordinated debt or equity to finance its expansion plans and such is partly the reason for this Offering.

Chinese Trading Partner
-----------------------

         The Company in the last quarter of 1996 has entered a 10 year exclusive agreement with a major Chinese trading company to distribute frozen squid (also known as calamari) in the United States (also being non-exclusive elsewhere). In such agreement and under such arrangement as provided therein, the Company acts as a distribution agent (on a licensing/royalty independent contractor basis) for the Chinese trading company and seeks to expand the demand for products offered by such Chinese company in the United States, including primarily squid, but also for other seafood and grocery items marketed by such Chinese company. In return for such services the Company is given a royalty and, further, such Chinese trading partner has agreed to significantly finance the operations of the Company, trough subsidiaries where provided, in acting as their marketing and distribution agent, including financing the purchase/sale of products marketed for the Chinese trade partner. Currently the Company distributes squid in the Northeastern United States, which is presently the largest U.S. market area for such product.

Promotional Distribution Business
---------------------------------

See 10-K description

Wholesale Activities
--------------------

Eliminated - such business activities were terminated by the Company effective June 30, 1996.

Seasonality
-----------

See 10-K description

Seasonality also effects the squid market (and seafood in general) of products originating in China. Because of time and locality differences, the optimum timing for catching the seafood and the most popular times for re-sale in the United States differ significantly and such requires that the seafood be delivered and stored frozen, in many cases for a significant time, and purchase and sales are likely to be affected thereby.

Expansion Strategy
------------------

See 10-K description (as pertains to Promotional Business; Wholesale Business has been terminated -see supra)

Krantor plans to expand its core grocery and frozen seafood market through its ten year distribution agreement (see supra) . Subject to available financing, the Company plans to expand its continuing business by purchasing and maintaining short term inventories of well accepted, readily marketable promotional brand grocery products and frozen seafood.

In the second half of 1996, Krantor enhanced its expansion into the frozen squid business. As a result of this expansion, the Company believes it can obtain better margins on its sales of frozen seafood products.

Company's management's plans are to focus on growth through internal operations. The Company believes that internal sales growth of at least 20 percent can be achieved over the next five years. The existing sales force can continue to add new customers to its base, in addition to increasing sales volume sold to existing customers. The Company plans to expand its sales territory by recruiting additional qualified sales personnel. The Company would consider acquisitions in related businesses only.

Operations and Information System Network
-----------------------------------------

See 10-K description

IFD systems have been eliminated. Krantor has sufficient computer systems to achieve sales and growth.

Employees
---------

The Company as of the date of this Memorandum employs 12 full time persons of whom 7 work in executive, administrative or clerical activities. The Company's sales force consists presently of 5 persons, all of whom receive commissions as compensation.

Competition
-----------

The Company is small in both physical and financial attributes in comparison to many of its competitors in the grocery industry, and, although it plans an expansion to increase its position, the Company also competes with other more substantial companies in the sale and distribution of frozen seafood, including squid, although in this latter area of business the Company believes it may be among the largest distributors of squid from China. The Company's knowledge and experience in and devotion to its business, receptiveness to customers and general customer service, and its exclusivity arrangement with a major Chinese trading entity, the Company believes shall and shall continue to benefit its operations and continue to allow it to compete with its more financially endowed competitors.

Facilities                 (reference to "Properties" in 10-K)
----------

The Company's central headquarters is subdivided into approximately 5,000 square feet of office space and 55,000 square feet of warehousing space. Approximately 8 of the Company employees work at this facility. The warehouse facilities in Newark, New Jersey have been terminated as Company facilities. The Company may expand its warehousing activities to other facilities if and when same may be deemed advisable for easy access to goods at various locations in the United States and/or abroad or for other reasons associated with the nature of goods sold. Currently squid from China is stored in freezers at warehousing facilities of the Company in New Jersey. The company utilizes 3 sales offices located in New York and Maine.

                                LEGAL PROCEEDINGS

See Note 8 - Litigation in the Notes to Consolidated Financial Statements included in the 9/30/96 10-Q included herein as an Exhibit. Otherwise the disclosure in the 1995 10-K remains effective.

                               SHAREHOLDER MATTERS

(Refer to 1995 10-K for information from 1995). In 1996 the only matter submitted for shareholder approval was the increase in the Company's authorized common stock, increased to 29,000,000 shares, which proposition received sufficient shareholder approval to implement and such was accomplished by an amendment to the Company's certificate of incorporation filed July 29, 1996.

                        MARKET FOR COMPANY'S COMMON STOCK

See 1995 10-K for historical information; such information, as pertains to the common stock of the Company, is updated herein

Quarter Ended                          High Bid                  Low Bid
-------------                          --------                  -------
March 31, 1996                         1 17/32                   1 3/8

June 30, 1996                          1 7/16                    1 11/32

September 30, 1996                       3/8                        5/16

December 31, 1996*                       1/8                        3/32
(as of December 11, 1996)

On December 11, 1996, the Company had approximately 1,300 shareholders of record, with much of the stock being held in street name. The total outstanding common stock shares as of such date was 13,547,685. The Company is currently listed on NASDAQ but its listing may be jeopardized by the proposed change in NASDAQ listing requirements to mandate maintenance of a $1 bid price for listed stock without alternative listing criteria as is presently the case. The said proposal by NASDAQ is likely to be implemented in late 1997 and the Company is striving to increase the market quotes for its common stock to reach the level required by NASDAQ, of which, however, there can be no assurance. As a provision of the Debentures, the Company has covenanted to use its best efforts to maintain its NASDAQ listing.

                    MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See disclosure in 1995 10-K for the Company as updated in the 9/30/96 10-Q for the Company.


                                   MANAGEMENT

See 1995 10-K - except that Irwin Simon has resigned and been replaced by Michael Ferrone by vote of the remaining members of the Company's Board of Directors, Mr. Ferrone to sit as a director until his successor shall be elected and qualified, unless and until Mr. Ferrone shall be deceased or shall resign or otherwise be legally terminated. Mr. Ferrone has replaced Mr. Simon on the Compensation Committee

Michael Ferrone, age 45, has for more than eight years last past been a financial planner with Alliance Financial Group, Inc. of Rutherford, New Jersey. Mr. Ferrone is a graduate of Rutgers University with a BA in history.


                             PRINCIPAL STOCKHOLDERS

         The following able sets forth as of December 11, 1996 information regarding the beneficial ownership of the Company's voting securities (i) by each person who is known by the Company to be the owner of more than five percent of the Company's voting stock, (ii) by each executive officers of the company, (iii) by each of the directors of the Company, and (iv) by all of the Company's present executive officers and directors as a group.

Henry Platek                     -         64,116 shares of common stock

Mair Faibish                     -      1,102,173 shares of common stock (1)

Mitchell Gerstein                -         26,282 shares of common stock

Dominic Marcicovetere            -           -0-

Michael Ferrone                  -           -0-

Jemini Investments, Inc          -      1,056,073 shares of common stock (1)

Star High Yield (2)
Investment Management
Corporation                      -      2,380,146 shares of common stock
c/o Fitzpatrick
Eilenberg & Zivian
666 Third Ave., 3rd Fl.
New York, NY 10017

Joseph Chitrik (2)               -        704,301 shares of common stock
c/o Fitzpatrick
Eilenberg & Zivian
666 Third Ave., 3rd Fl.
New York, NY 10017

UC Financial Ltd. (2)            -        823,632 shares of common stock
c/o Fitzpatrick
Eilenberg & Zivian
666 Third Ave., 3rd Fl.
New York, NY 10017

Leb Stein (2)                     -     2,380,146 shares of common stock
c/o Fitzpatrick
Eilenberg & Zivian
666 Third Ave., 3rd Fl.
New York, NY 10017

CYGNI S.A. (2)                   -      1,197,279 shares of common stock
c/o Soreq Inc.
620 Wilson Ave., Ste 501
Toronto, Ontario
Canada MeK1Z3

Faisal Finance (2)
(Switzerland) S.A.               -        960,132 of shares common stock
c/o Commonwealth Associates
733 Third Ave.
New York, NY 10017

Quimby Ltd. (2)                  -      1,465,201 shares of common stock
c/o First Allied
Securities Inc.
2875 N.E. 191st Street, Ste 601
North Miami Beach, Fla.33180

-------------------------------------------------------------------------------

(1) Mair Faibish is a shareholder of and has the voting rights regarding stock in the Company owned by Jemini Investments Inc.

(2) These shareholders have no other official connection to the Company


          FOR FURTHER INFORMATION REGARDING PRINCIPAL SHAREHOLDERS SEE
              DESCRIPTION IN 1995 10K INCLUDED BY REFERENCE HEREIN